Exhibit 23.3

CONSENT OF LISA B. KERN, PROSPECTIVE DIRECTOR

The undersigned, a prospective director of Apple REIT Nine, Inc., a Virginia corporation (the “Company”), hereby (i) consents to being nominated for the position of director of the Company and to serve as such if elected, and (ii) consents to being named as a prospective director in the Company’s Registration Statement on Form S-11 relating the Company’s initial public offering of its Units consisting of one common share and one Series A preferred share, and in the Prospectus contained therein proposed to be circulated with such offering, and all amendments thereto.

Executed this 14th day of November 2007.

/s/ Lisa B. Kern
(Signature of Prospective Director)